SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of July, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is an unofficial translation of the Company's immediate report submitted to the Israel Securities Authority on July 25, 2010 relating to the Company's clarifications at the request of the Israel Securities Authority to the Company's financial statements for the nine months ended September 30, 2009, the year ended December 31, 2009 and for the three months ended March 31, 2010.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Name: Eran Rotem
                                          Title: Chief Financial Officer


                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Name: Hanoch Zlotnik
                                          Title: Treasurer

Date: July 28, 2010

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


                                   Tefron Ltd.
                                 ("THE COMPANY")

                                                                   JULY 25, 2010

                   CLARIFICATIONS TO THE FINANCIAL STATEMENTS

Further to the Company's immediate report dated July 7, 2010, and at the request of the Israel Securities Authority, the Company wishes to clarify the language that would have been used in the clauses directing attention in the auditors' reports and review reports and Note 1 to the Company's financial statements, as at September 30, 2009, December 31, 2009, and March 31, 2010, and on the original dates (February 25, 2010, March 28, 2010 and May 20, 2010, respectively) and not on July 7, 2010, without mentioning a conditional going concern.

The wording of the clauses directing attention was given to the Company by the Auditing Firm, Kost Forer Gabbay and Kasierer (Ernst & Young).

The following are the Auditor's clauses directing attention, as worded on the relevant dates:

The clause directing attention in the financial statements as at September 30, 2009 - "Without qualifying the aforementioned conclusions, we direct attention to Note 1 of the financial statements relating to the Company's business and its losses, and to Note 7 of the financial statements regarding the significant events which occurred as from December 2, 2009, which include, inter alia, financing arrangements with the banks. The Company's ability to meet its financial obligations in the present format is subject to meeting suspending conditions in the financing arrangement with the banks, which include, inter alia, completing the rights issue and/or the public placement for an amount of not less than 4 million dollars, and this by March 31, 2010, which depends, inter alia, on the approval of the General Meeting and other regulatory approvals, an undertaking to act with the owners of the property and to come to an arrangement relating to rent, and meeting new financial covenants during 2010, as detailed in the said Note 7. Moreover, we direct attention to Note 1 regarding the turnaround plan that the Company is implementing, management's plans to raise capital from its shareholders, negotiations with the banks to come to a final agreement, and to the Company's management and Board of Directors' evaluations that there are good chances to raise capital from its shareholders, to reach an agreement with the banks, and to introduce improvements as a result of the turnaround plan".

The clause directing attention to the financial statements as at December 31, 2009 - "Without qualifying the aforementioned opinion, we direct attention to the provisions of Note 1e of the financial statements regarding the Company's business and its losses, to Note 24b of the financial statements, regarding events after the balance sheet date, which include meeting targets for the Company to raise capital vis-a-vis the banks, in the framework of a rights issue and a private placement, and the financing arrangements with the banks. The Company's ability to meet its financial obligations is subject to meeting new financial covenants during 2010, as detailed in the said Note 24. Moreover, we direct attention to Note 1 relating to the turnaround plan that the Company is implementing, and to the evaluations of the Company's management and Board of Directors' that there are good chances to achieve improvements as a result of this plan".


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


The clause directing attention in the financial statements as at December 31, 2009 - "Without qualifying our aforementioned conclusions, we direct attention to Note 1b of the financial statements regarding the Company's business and its losses and to Note 4 of the financial statements, regarding significant events during the period of report, which include, inter alia, financing arrangements with the banks. The Company's ability to meet its financial obligations is subject to meeting new financial covenants during 2010, as detailed in the said
Note 4. Moreover, we direct attention to Note 1 relating to the turnaround plan that the Company is implementing, and to the evaluations of the Company's management and Board of Directors' that there are good chances to achieve improvements as a result of this plan".



                                                                YOURS SINCERELY,

                                                                 ERAN ROTEM, CFO
                                                                     TEFRON LTD.
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